Exhibit 12(c)

COMPUTATION OF RATIO OF TOTAL DEBT TO ADJUSTED EBITDA(1)

The following table sets forth Lamar Media’s ratio of total debt to Adjusted EBITDA for the periods indicated.

	Year Ended December 31,					Three Months Ended March 31,
	2011	2012	2013	2014	2015	2015	2016
(dollars in thousands)						(unaudited)
Total debt (at period end)	$2,158,528	$2,160,854	$1,938,802	$1,899,895	$1,893,404	$1,953,171	$2,438,150
Adjusted EBITDA(2)	484,700	511,594	545,483	558,378	591,918	118,637	130,284
Ratio of total debt to Adjusted EBITDA	4.5x	4.2x	3.6x	3.4x	3.2x	n/a	n/a

(1)	The ratio of total debt to Adjusted EBITDA is defined as total debt (at period end) divided by Adjusted EBITDA.
(2)	Adjusted EBITDA is defined as net income before income tax expense (benefit), interest expense (income), gain (loss) on extinguishment of debt and investments, stock-based compensation, depreciation and amortization and gain or loss on disposition of assets. Adjusted EBITDA represents a measure that we believe is customarily used by investors and analysts to evaluate the financial performance of companies in the media industry. Our management also believes that Adjusted EBITDA is useful in evaluating our performance and provides investors and analysts a better understanding of our core operating results. However, Adjusted EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered an alternative to operating income or net income as an indicator of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Because Adjusted EBITDA is not calculated identically by all companies, the presentation in this prospectus may not be comparable to those disclosed by other companies. In addition, the definition of Adjusted EBITDA differs from the definition of EBITDA applicable to the covenants for the notes.